                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                        Complete Business Solutions, Inc.
                        ---------------------------------
                                (NAME OF ISSUER)



                         Common Stock Without Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    20452F107
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                                     (Date)


        Check the following box if fee is being paid with this statement


        ----------------------------------------------------------------

CUSIP NO.    20452F107
------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of        BANK ONE CORPORATION
         Above Persons
---------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                           (a) ___________
         (See Instructions)                          (b) ___________
-----------------------------------------------------------------------------

3)       SEC Use only
------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                ILLINOIS
------------------------------------------------------------------------------

Number of Shares     (5)  Sole Voting Power                    9,970,939
Beneficially         (6)  Shared Voting Power                      0
Owned by             (7)  Sole Dispositive Power                  300
Each Reporting       (8)  Shared Dispositive Power             9,960,239
Person with
------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                         9,971,239
         Owned by Each Reporting Person
------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                      28.68
------------------------------------------------------------------------------

12)      Type of Reporting Person
         (See Instructions)                                        HC
------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:            Complete Business Solutions, Inc.

Item 1(b)         Address of Issuer's principal executive
                   offices:                  32605 West Twelve Mile Rd.
                                             Suite 250
                                             Farmington Hills, MI 48334

Item 2(a)         Name of person filing:     BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,
                  if none residence:         One First National Plaza
                                             Chicago, IL 60670

Item 2(c)         Citizenship:               Not Applicable

Item 2(d)         Title of class of securities:  Common Stock Without Par Value

Item 2(e)         CUSIP No.:                     20452F107

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Complete Business Solutions, Inc.:

                  (a)  Amount beneficially owned:           9,971,239
                  (b)  Percent of class                       28.68

                  (c)  Number of shares as to which such person has:

                       (i)      Sole power to vote or to direct
                                the vote:                            9,970,939
                       (ii)     Shared power to vote or to direct
                                the vote:                                0
                       (iii)    Sole power to dispose or to direct
                                the disposition of:                     300
                       (iv)     Shared power to dispose or to direct
                                the disposition of:                  9,960,239

Item 5.  Ownership of 5 percent or less of a Class.              Not Applicable

Item 6.  Ownership of More than 5 percent on Behalf of Another
         Person.                                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                             National Bank of Detroit (Michigan)
                                             Bank One, Arizona, NA

Item 8.  Identification and Classification of Members of the Group.
                                                                 Not Applicable

Item 9.  Notice of Dissolution of group.                         Not Applicable

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:
         ------------------

                                                      BANK ONE CORPORATION

                                             By:      /s/ DAVID J. KUNDERT
                                                      David J. Kundert
                                                      Executive Vice President